

Mail Stop 7010

February 22, 2007

Mr. Robert F. Schneider
Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549-1001

> **RE:** **Kimball International, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2006**
> **Filed August 23, 2006**
> **File # 0-3279**

Dear Mr. Schneider:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2006

Note 1. Summary of Significant Accounting Policies

General

1. With a view towards future disclosure, please tell us what items are included in your non-operating income and expense.

Inventory, page 43

2. We note that due to your sales fluctuations, not all facilities were utilized at normal capacity during 2006. With a view towards future disclosure, please tell us how you have considered the guidance in FAS 151.

Note 14. Segment and Geographic Area Information, page 62

3. Given your recent acquisitions and divestures, please tell us how you currently define your operating segments. In addition, please provide us with a comprehensive discussion of how you have considered the criteria outlined in paragraph 17 of SFAS 131 in determining that these operating segments could be aggregated into your two reporting segments.

4. Please tell us, and revise future filings to disclose, if there is an individual foreign country which accounts for 10 percent or more of your total sales. Reference paragraph 38a of SFAS 131.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief